SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February , 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated February 13, 2017, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

IRSA Inversiones y Representaciones Sociedad Anónima
December 31, 2016 and 2015

1. Net Results	ARS Million
	12/31/16	12/31/15
Net Result (six-month period)	4.197	(910)
Gain / Loss attributable to:
Company’s shareholders	2.067	(487)
Non-controlling interests	2.130	(423)

2. Equity Details	ARS Million
	12/31/16	12/31/15
Capital stock	575	574
Treasury shares	4	5
Comprehensive adjustment of capital stock and of treasury shares	123	123
Additional paid-in capital	793	793
Premium for trading of treasury shares	16	13
Legal Reserve	143	117
Special Reserve	-	4
Cost of treasury shares	(29)	(30)
Changes in non-controlling interest	(58)	(160)
Reserve for share-based payments	73	64
Reserve for future dividends	494	520
Reserve for conversion	62	366
Reserve for coverage instruments	(36)	-
Reserve for defined benefit plans	(22)	-
Other subsidiary reserves	37	-
Retained earnings	828	(486)
Shareholders’ Equity attributable to controlling company’s shareholders	3,003	1,903
Non-controlling interest	16,071	3,846
TOTAL SHAREHOLDERS’ EQUITY	19,074	5,749

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 578,676,460, divided into 578,676,460 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is CRESUD S.A.C.I.F. y A with 366,788,251 shares, accounting for 63.38% of the issued and subscribed capital stock.

In addition, we report that as of December 31, 2016, after deducting Cresud’s interest and the treasury shares, the remaining shareholders held 208,377,022 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 36.01% of the issued and subscribed capital stock.

As of December 31, 2016 there is no options or convertible notes oustanding to acquire our shares.

Below are the highlights for the six-month period ended December 31, 2016:

  ●
EBITDA for the first semester of FY 2017 reached ARS 5,189 million (ARS 1,222 million from Argentina and ARS 3,967 million from Israel)

  ●
Net result for 6M17 registered a gain of ARS 4,197 million compared to a loss of ARS 910 million in the same period of 2016 mainly explained by the results from Israel Business Center coming from Adama sale and the increase in Clal share price, valued at market value.

  ●
Tenant Sales in our malls grew by 19.9% in 6M17 while the average rent per sqm of the office portfolio reached USD/sqm 26.1. EBITDA of the rental segment increased by 28.6% in the compared period.

  ●
We reached 98.4% occupancy in our shopping malls and 100% occupancy in our portfolio of premium offices.

  ●
During November 2016, IDBD has issued notes in the Israeli market for NIS 383.5 million at 6.95% fixed due 2019 to cancel existing debt.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: February 13, 2017